Exhibit 12.1

Cowen Inc.
Calculation of Ratio of Earnings to Total Fixed Charges

($ in thousands)	Nine Months Ended September 30, 2017	Year ended December 31,
Earnings		2016	2015	2014	2013	2012
Pre-tax income from continuing operations before adjustment for income	53,909	(31,487)	11,479	57,836	18,297	(23,509)
Less income (or plus loss) from equity investees	(12,141)	(14,431)	(3,419)	(49,053)	(16,100)	(15,600)
Plus: fixed charges	24,276	26,848	26,475	17,150	6,248	8,027
Plus: amortization of capitalized interest	-	-	-	-	-	-
Plus: distributed income of equity investees	11,748	29,270	45,860	20,292	19,475	8,053
Plus: share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	-	-	-	-	-	-
Less: interest capitalized and preference security dividend requirements of consolidated subsidiaries	-	-	-	-	-	-
Less: non-controlling interest in the pre-tax income of subsidiaries that have not incurred fixed charges	(35,412)	(6,882)	(15,246)	(15,564)	(13,193)	(72)
Total Earnings	42,380	3,318	65,149	30,661	14,727	(23,101)
Fixed Charges
Amortization of discount	5,601	6,885	6,302	4,685	-	-
Plus: interest expense on debt	7,290	9,703	9,703	4,772	-	-
Plus: other interest expense	11,385	10,260	10,470	7,693	6,248	8,027
Total Fixed Charges	24,276	26,848	26,475	17,150	6,248	8,027
Ratio of earnings to fixed charges	1.75	0.12	2.46	1.79	2.36	——

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